                                     July 29, 2016

VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Saban Capital Acquisition Corp.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted June 1, 2016
CIK No. 0001671854

Dear Ms. Hayes:

On behalf of Saban Capital Acquisition Corp. (the “Company”), in connection with the proposed initial public offering of the Company’s securities, we have submitted confidentially today a revised draft of the Company’s Registration Statement on Form S-1 (the “Amended Draft Registration Statement”) in response to the comment of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter dated June 9, 2016, concerning Amendment No. 1 to the Company’s draft Registration Statement on Form S-1 submitted on June 1, 2016 (the “Draft Registration Statement”).

The changes reflected in the Amended Draft Registration Statement include those made in response to the Staff’s comment as well as other updates. For the

U.S. Securities and Exchange Commission

July 29, 2016

convenience of the Staff, we also have sent to you paper copies of this letter and copies of the Amended Draft Registration Statement marked to show changes from the Draft Registration Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Amended Draft Registration Statement.

Dilution, page 63

1.	We acknowledge your response to prior comment 3 but continue to believe that your presentation is inaccurate. In this regard, it is apparent that your $5 million pro forma net tangible book value after your offering results in a positive net tangible book value per share of $0.82, which in turn results in a per share dilution to public shareholders of $9.18. However, the two adjustments to your historical net tangible book value per share before this offering, coupled with this historical net tangible book value per share, continue to total negative $0.82 per share. Please revise your presentation to reflect that the increase in value attributable to this offering is greater than the decrease in value attributable to the shares subject to redemption so that your pro forma net tangible book value per share after this offering is a positive $0.82 per share. Otherwise, explain to us how your presentation is appropriate.

The Company has revised the disclosure as requested. Please see page 63.

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U.S. Securities and Exchange Commission

July 29, 2016

Please contact me at (213) 687-5527 should you require further information.

Very truly yours,

/s/ Jonathan Ko

Jonathan Ko

cc:	Saban Capital Acquisition Corp.
Adam Chesnoff

cc:	Freshfields Bruckhaus Deringer US LLP
Paul Tropp